Filed by Coeur d’Alene Mines Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur d’Alene Mines Corporation
Commission File Number: 333-63472/333-63478

FOR IMMEDIATE RELEASE
June 20, 2001

COEUR D’ALENE MINES CORPORATION ANNOUNCES THE FILING OF A
REGISTRATION STATEMENT FOR A PROPOSED EXCHANGE AND CASH OFFER
OF 13 3/8% SENIOR CONVERTIBLE SUBORDINATED NOTES DUE
DECEMBER 31, 2003

      COEUR D’ALENE, Idaho – Wednesday, June 20, 2001 —Coeur d’Alene Mines Corporation (NYSE: CDE) today announced that it has filed a registration statement with the Securities and Exchange Commission for a proposed exchange offer of its 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 to be extended to holders of its 6 3/8% Convertible Subordinated Debentures due January 31, 2004, 7 1/4 % Convertible Subordinated Debentures due October 31, 2005 and 6% Convertible Subordinated Debentures due June 10, 2002. The Company also plans to offer to Debenture holders who participate in the exchange offer up to $25 million of additional Notes for cash. A prospectus will be sent by the Company to the debenture holders when it commences the exchange offer.

      The exchange offer will allow the Company to substantially reduce its debt, increase shareholders’ equity due to an extraordinary gain that would be recognized by the retirement of indebtedness, improve its cash flow, and improve its overall capital structure.

      A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be exchanged or sold, nor may offers to exchange or may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale in any state in which such offer, exchange, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

      Coeur d’Alene Mines Corporation is the United States’ leading low-cost primary silver producer. The Company has mining interests in Nevada, Idaho, Alaska, Chile and Bolivia.

PR01:09

Contact: Michael A. Steeves
              Director of Investor Relations
              Coeur d’Alene Mines Corporation
              (208) 769-8155